UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-49995

 (Check One):

☐ Form 10-K and Form 10-KSB   ☐ Form 20-F  ☐ Form 11-K
☒ Form 10-Q and Form 10-QSB   ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: July 31, 2006

☐	Transition Report on Form 10-K and 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FORTUNA GAMING CORP.

(Exact name of small business Issuer as specified in its charter)

Nevada	98-0389183
(State or other jurisdiction of	(IRS Employer Identification No.)
incorporation or organization)

Suite 104 4585 Canada Way,
Burnaby, British Columbia, Canada	V5G 4L6
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number, including area code: (888) 304-1055

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the 5th calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant requires more time to obtain the appropriate review by the registrant’s independent accountants in order to comply with Item 310 of Regulation S-B.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Douglas Waugh	604	(888) 304-1055
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of the operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FORTUNA GAMING CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 14, 2006	By	/s/Douglas Waugh